UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 6-K

___________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information included in this report on Form 6-K, including Exhibit 10.1 but excluding Exhibit 99.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

License and Collaboration Agreement

On April 25, 2024, Biodexa Pharmaceuticals PLC (the “Company”) entered into a license and collaboration agreement (the “License Agreement”) with Rapamycin Holdings, Inc. (dba Emtora Biosciences), a Delaware corporation (“Emtora”), relating to the license of eRapa™, an oral product formulation of rapamycin (sirolimus) (the “Product”), for use in the prevention, treatment, diagnosis, detection, monitoring and/or predisposition testing of all diseases, states or conditions in humans (the “Field”), that includes the nanoparticle and enteric coated finished pharmaceutical formulations developed at any time by Emtora and its affiliates (the “License”). Under the License, the Company obtained from Emtora an exclusive, worldwide, sublicensable right to develop, manufacture, commercialize, or otherwise exploit products containing rapamycin (sirolimus) in the Field. Pursuant to the terms of the License Agreement, the Company and Emtora will establish a joint development committee, consisting of two designees of the Company and two designees of Emtora, as described therein.

As consideration for the License, the Company made an upfront payment to Emtora in the form of 378,163 of the Company’s American Depositary Shares (equal to five percent (5%) of the Company’s ordinary shares, nominal value £0.001 per share (“Ordinary Shares”) calculated on a fully-diluted basis (including in-the-money warrants)). In addition, the Company will also be responsible for up to $41.5 million in sales milestones within the first six months of commercial sale of a first-approved indication of eRapa™ in certain markets, with decreasing milestones for subsequent approvals for additional indications. Further, the Company will also be obligated to pay Emtora single digit tiered royalties on net sales of eRapa, in addition to honoring Emtora’s legacy royalty obligations and paying Emtora fees related to income derived from sublicensing and the partnering of eRapa. In addition, effective as of the closing, a promissory note previously issued by Emtora in favor of the Company in the amount of $250,000 will be forgiven. The Company will also include an additional $500,000 cash payment to Emtora to be used exclusively for a match to an advance from the Cancer Prevention and Research Institute of Texas.

Upon any change of control of the Company (as defined in the License Agreement), the Company shall issue Emtora a warrant exercisable for 1,604,328 American Depositary Shares, which may only be exercised upon such change of control.

The License Agreement also provides the Company with the exclusive option to acquire all of the capital stock of Emtora at a purchase price on commercially reasonable terms during the period beginning with the filing of a New Drug Application (“NDA”) application for the Product with the U.S. Food and Drug Administration (the “FDA”) and ending ninety (90) days after acceptance of the filing of the NDA by the FDA.

The foregoing description of the License Agreement is not complete and is qualified in its entirety by reference to the full text of the License Agreement, which is filed hereto as Exhibit 10.1, and is incorporated by reference herein.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of April 2024 is:

Exhibit No.	Description

10.1*†	License and Collaboration Agreement, dated as of April 25, 2024, by and between Rapamycin Holdings, Inc. (dba Emtora Biosciences) and Biodexa Pharmaceuticals PLC.

99.1	Press release dated April 26, 2024.

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

† Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) is the type that the Registrant treats as private or confidential.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: April 26, 2024	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer

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